Piper Jaffray & Co.

800 Nicollet Mall
Minneapolis, MN 55402

June 13, 2005

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:	Peggy Fisher
Assistant Director

Re:	ev3 Inc. - Form S-1 Registration Statement (File No. 333-123851)

Ladies and Gentlemen:

Pursuant to Rule 461, the undersigned representatives (the “Representatives”) of the several underwriters hereby join in the request of ev3 Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Securities Act of 1933, as amended, at 4:30 p.m., Eastern Daylight Time, on June 15, 2005 or as soon thereafter as practicable.

Pursuant to Rules 418(a)(7), 460 and 15c2-8 regarding the distribution of preliminary prospectuses, we hereby advise the Commission as follows:

(i)                                     A preliminary prospectus, dated May 27, 2005 (the “Preliminary Prospectus”) was distributed; no preliminary prospectuses of a different date were distributed.

(ii)           The distribution of the Preliminary Prospectus commenced on May 31, 2005.

(iii)                               Approximately 12,485 copies of the Preliminary Prospectus were distributed to prospective underwriters and dealers.

(iv)                              Approximately 3,283 copies of the Preliminary Prospectus were distributed to institutions.

(v)                                 Approximately 2,798 copies of the Preliminary Prospectus were distributed to individuals and others.

The Representatives are aware of their obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.  In the normal course, the Representatives comply with the provisions of Rule 15c2-8.

The Corporate Financing Department of NASD, Inc. has advised us that it will raise no objections with regard to the fairness and reasonableness of the underwriting terms and arrangements as proposed in the Registration Statement and the underwriting documents previously filed with the Corporate Financing Department.  You may confirm this information by calling Don Hunter of NASD, Inc. at (240) 386-4623.

Very truly yours,

PIPER JAFFRAY & CO.
BANC OF AMERICA SECURITIES LLC

as the Representatives of the Several Underwriters

PIPER JAFFRAY & CO.

By:	/s/ Jeff Hoffman
	Name:	Jeff Hoffman
	Title:	Managing Director

BANC OF AMERICA SECURITIES LLC

By:	/s/ Gray Hampton
	Name:	Gray Hampton
	Title:	Managing Director